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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Akorn, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   009728106
                                 (CUSIP Number)

                                October 7, 2003
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

[X]   Rule 13d-1(c)

|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009728106                  13G

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Arun K. Puri Living Trust
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,666,666 Shares
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,666,666 Shares
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,666,666 Shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.8%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     00 (Trust)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

      (a)   Name of Issuer

            Akorn, Inc.

      (b)   Address of Issuer's Principal Executive Offices

            2500 Millbrook Dr.
            Buffalo Grove, IL 60089

Item 2.

      (a)   Name of Person Filing

            Arun K. Puri Living Trust

      (b)   Address of Principal Business Office or, if none, Residence

            9100 S. Dadeland Blvd., Suite 1011
            Miami, FL 33156

      (c)   Citizenship U.S.A.

      (d)   Title of Class of Securities

            Common Stock

      (e)   CUSIP Number

            009728106

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)   |_|    Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).

         (b)   |_|    Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).

         (c)   |_|    Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (d)   |_|    Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e)   |_|    An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E);

         (f)   |_|    An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F);

         (g)   |_|    A parent holding company or control person in accordance
                      with ss. 240.13d-1(b)(1)(ii)(G);

         (h)   |_|    A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)   |_|    A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   |_|    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 1,666,666 Shares*.

      (b)   Percent of class: 7.8%.

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote 1,666,666*.

            (ii)  Shared power to vote or to direct the vote______________.

            (iii) Sole power to dispose or to direct the disposition of
                  1,666,666*.

            (iv)  Shared power to dispose or to direct the disposition of______.

* The Arun K. Puri Living Trust (the "Trust") may be deemed to beneficially own 1,666,666 shares of common stock, no par value (the "Common Stock"), of Akorn, Inc. ("Issuer") due to the following: (i) ownership of 10,000 shares of the Issuer's Series A 6% Participating Convertible Preferred Stock, par value $1.00 per share (the "Preferred Stock") which is convertible into 1,333,333 shares of Common Stock as of the date hereof, in accordance with the terms and conditions of the Issuer's Articles of Amendment to Articles of Incorporation, subject to adjustment from time-to-time as provided therein; and (ii) Warrants exercisable to purchase 333,333 shares of Common Stock, at a purchase price of $1.00 per share (collectively, the "Warrants"), subject to adjustment from time-to-time as provided in such Warrants and in the Warrant Agreement between the Issuer and the Trust, dated as of October 7, 2003.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

      (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        October 16, 2003
                                ---------------------------------
                                              Date

                                    Arun K. Puri Living Trust


                                By: /s/ Arun K. Puri, Trustee
                                   -------------------------------
                                            Signature


                                       Arun K. Puri, Trustee
                                ---------------------------------
                                            Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)